Exhibits 5 and 23.1

One American Road Room 1038 WHQ Dearborn, Michigan 48126

April 22, 2020

Ford Motor Company
One American Road
Dearborn, MI, 48126

Re:    Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2020 by Ford Motor Company (the “Company”). The Registration Statement relates to the issuance and sale from time to time, pursuant to the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), of, among other securities, debt securities (“Debt Securities”). The Debt Securities are to be issued pursuant to the provisions of an Indenture dated as of January 30, 2002, as supplemented (the “Indenture”), between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”). Pursuant to the terms of the Indenture, the Company has created as a series of Debt Securities its (i) 8.50% Notes due April 21, 2023 in the aggregate principal amount of $3,500,000,000 (the “2023 Notes”), (ii) 9.00% Notes due April 22, 2025 in the aggregate principal amount of $3,500,000,000 (the “2025 Notes”), and (iii) 9.625% Notes due April 22, 2030 in the aggregate principal amount of $1,000,000,000 (the “2030 Notes”, and, together with the 2023 Notes and the 2025 Notes, the “Notes”).

As Assistant Secretary and Managing Counsel of the Company, I am familiar with the Restated Certificate of Incorporation and the By-Laws of the Company and with the affairs of the Company. I also am familiar with the Company's action taken pursuant to Sections 2.01 and 3.01 of the Indenture to establish the Notes each as a series of Debt Securities under the Indenture. I have also examined such other documents and instruments and have made such further investigation as I have deemed necessary or appropriate in connection with this opinion.

Based on the foregoing, it is my opinion that the Notes each constitute legal, valid, and binding obligations of the Company.

My opinion expressed herein is subject to the qualification that I express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, reorganization, insolvency, fraudulent transfer, fraudulent conveyance, moratorium, or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies.

I wish to point out that I am a member of the Bar of the State of Michigan. I have made, or caused to be made, such investigation as I have deemed appropriate with respect to the laws of other jurisdictions in connection with the opinion expressed herein, and nothing has come to my attention in the course of such investigation which would lead me to question the correctness of such opinion.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. In giving this consent, I do not concede that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission issued thereunder.

Very truly yours, /s/ Corey M. MacGillivray Corey M. MacGillivray Assistant Secretary and Managing Counsel